UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number 333-175940

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Ocean Rig UDW Inc. (the "Company"), dated September 12, 2011, announcing the appointment of a new independent director to the Company's Board of Directors and certain changes to the Company's corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: September 13, 2011	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

OCEAN RIG UDW INC. ANNOUNCES APPOINTMENT OF NEW INDEPENDENT DIRECTOR AND CHANGES TO CORPORATE GOVERNANCE

Nicosia, Cyprus – September 12, 2011 – Ocean Rig UDW Inc. (the "Company" or "Ocean Rig"), a global provider of offshore deepwater drilling services, today announced the appointment of a new independent director, Mr. Prokopios (Akis) Tsirigakis, to the Company's Board of Directors to fill the vacancy resulting from the resignation of Mr. Pankaj Khanna as a director. The Board of Directors approved other changes to the Company's corporate governance in connection with the application to list the Company's common shares on the Nasdaq Global Select Market. Specifically, the Board of Directors approved (1) an increase in the size of the audit committee to three members; (2) the establishment of a compensation committee comprised of independent directors; (3) the establishment of a nominating and corporate governance committee comprised of independent directors; (4) the adoption of written committee charters for each of the audit, compensation and nomimating and corporate governance committees; and (5) the adoption of a Code of Ethics that applies to all officers, directors and employees of the Company.

The Board of Directors has determined that each of Mr. Akis Tsirgakis, Mr. Trygve Arnesen and Mr. Michael Gregos are independent under the rules of the Nasdaq Stock Market.

About Ocean Rig

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 4 of which remain to be delivered to the company during 2011 and 2013.

Visit the Company's website at www.ocean-rig.com.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions. Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, may of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii);hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Contact:

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: oceanrig@capitallink.com